Exhibit 99.2

EXCLUSIVE AGREEMENT

Between NQ Marble Pty Ltd (ACN 144804053) (“NQ Marble”)

and Wang & Lee Holdings, Inc. (“WLH”)

Effective Date: 6 March 2025

1. PARTIES

This Contract (“Agreement”) is entered into by:

●	NQ Marble Pty Ltd, a company registered under the laws of Australia, with its registered address at Suite 804, 263-265 Castlereagh Street, Sydney NSW 2000 Australia (“Client”).

●	Wang & Lee Holdings, Inc., a corporation incorporated under the laws of British Virgin Islands, with its principal office at 5/F & 6/F, Wing Tai Factory Building, 3 Tai Yip Street, Kwun Tong, Kowloon, Hong Kong (“Contractor”).

2. BACKGROUND

A. NQ Marble owns and operates marble quarrying sites in Queensland, Australia, and seeks to integrate renewable energy solutions with its operations.

B. WLH possesses expertise in sustainable infrastructure, resource extraction, and renewable energy project implementation.

C. The parties intend for WLH to exclusively undertake (i) marble exploration/quarrying and (ii) the design, construction, and operation of a solar battery crypto farm across NQ Marble’s sites.

3. SCOPE OF SERVICES

WLH shall provide the following exclusive services:

3.1 Marble Quarrying Operations

●	Conduct geological surveys and exploration across NQ Marble’s sites.

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●	Extract, process, and transport high-value marble blocks.

●	Expand production to meet demand from Australia’s home-building sector and international markets.

3.2 Solar Battery Crypto Farm Development

●	Design and install a solar farm across idle quarry land, utilizing Queensland’s solar irradiance (5.5–6.0 kWh/m²/day).

●	Integrate cryptocurrency mining operations powered by renewable energy.

●	Deploy battery storage systems to ensure uninterrupted energy supply and reduce fossil fuel reliance.

4. EXCLUSIVITY

NQ Marble grants WLH exclusive rights to:

●	Perform all quarrying and solar crypto farm activities on its Queensland sites.

●	Partner with third-party experts to optimize operations including but not limited to the selection and engagement of relevant professionals, at the sole and absolute discretion of WLH.
NQ Marble shall not engage competing contractors for the duration of this Agreement.

5. COMPENSATION

●	Total Contract Value: USD 71,000,000.

●	Payment Schedule:

○	Non-refundable deposit of USD 1,000,000 paid upon signing.

○	Remaining balance paid in installments tied to project milestones (e.g., completion of exploration, solar farm commissioning).

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●	Net profit (after deduction of all expenses and operating costs) derived from marble sales and crypto mining operations shall be shared as follows: in equal share between the parties.

6. PROJECT TIMELINE

●	Phase 1 (Exploration & Design): Completion within 12 months of Effective Date.

●	Phase 2 (Quarrying & Solar Farm Construction): Completion within 12 months.

●	Phase 3 (Ongoing Operations): Continuous management of quarrying and crypto mining activities.

7. INTELLECTUAL PROPERTY

●	WLH retains ownership of proprietary technologies used in solar farm design and crypto operations.

●	NQ Marble retains ownership of marble resources and associated branding (e.g., “Made in Australia” products).

8. CONFIDENTIALITY

Both parties agree to keep all technical, financial, and operational information confidential unless required by law.

9. TERMINATION

●	This agreement shall be valid and effective for as long as NQ Marble holds a valid mining license or lease in respect of the quarry.

●	Either party may terminate for material breach with 30 days’ written notice.

●	WLH shall receive payment for services rendered up to termination.

10. GOVERNING LAW

This Agreement is governed by the laws of Queensland, Australia. Disputes shall be resolved through the Courts of Queensland, Australia.

Execution page to follow

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IN WITNESS WHEREOF, the parties hereto execute this Agreement as of the Effective Date.

NQ Marble Pty Ltd

Name:	Kim Cheng, Managing Director
Date:

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Wang & Lee Holdings, Inc.

Name:	Ho Pui Lung, Director
Date:

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Exhibits:

●	Exhibit A: Project Sites and Land Specifications (25.42 km²)

●	Exhibit B: Solar Irradiance and Energy Storage Specifications

●	Exhibit C: Marble Production and Revenue Targets

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